FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant’s name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:                                                               Form 20-F x                                         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                                                    Yes  _                                                      No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

ITEM 1	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
ITEM 2	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
ITEM 3	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 5	EXHIBIT

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$ 923.2	$ 1,086.0
Investments	129.7	100.5
Trade receivables, net	699.8	622.8
Inventories	420.3	446.5
Deferred income tax assets	157.4	157.4
Other current assets	67.5	57.0

Total current assets	2,397.9	2,470.2
Property, plant and equipment, net	788.0	788.8
Intangible assets, net	315.9	331.5
Goodwill	551.0	552.1
Long term deferred income tax assets	110.5	118.8
Other assets	37.2	39.2

Total assets	$ 4,200.5	$ 4,300.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 117.5	$ 146.1
Short term borrowings	1,214.4	1,326.8
Current maturities of long term debt	4.2	8.5
Other current liabilities	793.8	751.6

Total current liabilities	2,129.9	2,233.0

Long term debt, net of current maturities	71.8	75.0
Long term deferred income tax liabilities	98.9	108.4
Other long term liabilities	295.0	292.7
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized, 309,498,717 shares
issued and 306,105,935 shares outstanding at
March 31, 2004; 336,975,000 shares authorized,
309,310,273 shares issued and 308,519,051 shares
outstanding at December 31, 2003	42.6	42.5
Additional paid-in capital	522.0	512.0
Accumulated other comprehensive income	108.9	135.8
Deferred compensation	(6.2)	(7.5)
Retained earnings	1,142.2	951.2
Treasury shares, at cost; 3,392,782 shares at
March 31, 2004; and 791,222 shares at
at December 31, 2003	(204.6)	(42.5)

Total shareholders' equity	1,604.9	1,591.5

Total liabilities and shareholders' equity	$ 4,200.5	$ 4,300.6

See accompanying notes to condensed consolidated financial statements

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
        (in millions, except share and per share data)

	Three months ended March 31,
	2004	2003
Sales	$ 963.6	$ 807.1
Cost of goods sold	289.8	253.3

Gross profit	673.8	553.8
Selling, general and administrative	290.8	264.2
Research and development	90.9	78.2
Amortization of intangibles	15.5	17.0

Operating income	276.6	194.4
Other income (expense):
Gain (loss) from foreign currency, net	1.6	(0.1)
Interest income	5.7	4.5
Interest expense	(7.0)	(11.7)

Earnings before income taxes	276.9	187.1
Income taxes	85.9	56.9

Net earnings	$ 191.0	$ 130.2

Basic earnings per common share	$ 0.62	$ 0.42

Diluted earnings per common share	$ 0.61	$ 0.42

Basic weighted average common shares	306,856,466	307,907,316
Diluted weighted average common shares	311,125,736	309,377,002
See accompanying notes to condensed consolidated financial statements

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Three months ended March 31,
	2004	2003
Cash provided by operating activities:
Net cash from operating activities	$ 190.6	$ 166.6

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(34.8)	(21.0)
Net purchases of investments	(28.3)	(24.8)
Other	0.4	1.3

Net cash from investing activities	(62.7)	(44.5)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(111.0)	(164.7)
Repayment of long term debt	(8.4)	(9.3)
Proceeds from sale of common shares to employees	6.4	--
Acquisition of treasury shares	(162.0)	--
Other	--	0.4

Net cash from financing activities	(275.0)	(173.6)

Effect of exchange rates on cash and cash equivalents	(15.7)	2.6

Net increase (decrease) in cash and cash equivalents	(162.8)	(48.9)
Cash and cash equivalents, beginning of period	1,086.0	967.9

Cash and cash equivalents, end of period	$ 923.2	$ 919.0

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:
Interest expense, net of amount capitalized	$ 8.6	$ 10.2

Income taxes	$ 52.9	$ 33.7

See accompanying notes to condensed consolidated financial statements

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
 (in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon Inc. (“Alcon”), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. (“Nestlé”), which owns 230,250,000 common shares of Alcon.

The accompanying interim condensed consolidated financial statements of Alcon and subsidiaries (collectively, the “Company”) are unaudited. Amounts presented at December 31, 2003 are based on the audited consolidated financial statements appearing in Alcon’s annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon’s annual report on Form 20-F.

In management’s opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) Cash Flows — Supplemental Disclosure of Non-cash Financing Activities

(a)	During the three-month periods ended March 31, 2004 and 2003, Alcon acquired 4,660 and 1,860 treasury shares, respectively, when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 9.

(b)	In connection with the initial public offering (“IPO”) in 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $1.3 and $1.9, which amounts were charged against earnings in the three-month periods ended March 31, 2004 and 2003, respectively, and were reflected as adjustments in net cash from operating activities.

(3) Earnings Per Share

Basic earnings per common share was computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. Diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended March 31,
	2004	2003
Basic weighted average common shares outstanding	306,856,466	307,907,316
Effect of dilutive securities:
Employee stock options	3,748,575	745,775
Contingent restricted common shares	520,695	723,911

Diluted weighted average common shares outstanding	311,125,736	309,377,002

(4) Inventories, at Lower of Cost or Market

	March 31, 2004	December 31, 2003
Finished goods	$253.0	$270.9
Work in process	44.0	40.0
Raw materials	123.3	135.6

Total	$420.3	$446.5

(5) Goodwill and Other Intangible Assets

        Intangible assets subject to amortization:

	March 31, 2004		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Licensed technology	$511.0	$(270.5)	$511.6	$(258.2)
Other	185.8	(110.4)	186.0	(107.9)

	$696.8	$(380.9)	$697.6	$(366.1)

        The changes in the carrying amount of goodwill for the three months ended March 31, 2004 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2003	$339.3	$ 212.8	$ 552.1
Impact of changes in foreign exchange rates	--	(1.1)	(1.1)

Balance, March 31, 2004	$339.3	$ 211.7	$ 551.0

(6).Short Term Borrowings and Long Term Debt

	March 31, 2004	December 31, 2003
Short term borrowings:
Lines of credit	$ 149.6	$ 167.3
Commercial paper	928.1	1,005.1
From affiliates	104.2	111.5
Bank overdrafts	32.5	42.9

Total short term borrowings	$1,214.4	$1,326.8

At March 31, 2004, Alcon had several unsecured line of credit agreements totaling $618.6, including bank overdraft agreements, with third parties that were denominated in various currencies.

	March 31, 2004	December 31, 2003
Long term debt:
License obligations	$13.4	$21.7
Bonds	49.9	48.9
Other	12.7	12.9

Total long term debt	76.0	83.5
Less current maturities of long term debt	4.2	8.5

Long term debt, net of current maturities	$71.8	$75.0

As of March 31, 2004, total borrowings from Nestlé and its subsidiaries were $104.2.

(7) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices, (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three Months Ended March 31,
	Sales		Operating Income		Depreciation and Amortization
	2004	2003	2004	2003	2004	2003
United States	$484.7	$426.5	$ 230.3	$ 183.9	$20.7	$20.1
International	478.9	380.6	167.4	112.5	12.7	9.9

Segments total	963.6	807.1	397.7	296.4	33.4	30.0
Manufacturing operations			(11.1)	(13.0)	7.4	6.6
Research and development			(81.6)	(72.6)	2.2	2.2
General corporate			(28.4)	(16.4)	1.5	1.2

Total	$963.6	$807.1	$ 276.6	$ 194.4	$44.5	$40.0

(8) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under this plan, the Company’s board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company’s common stock at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

In the fourth quarter of 2002, the Company’s board of directors authorized the acquisition on the open market of up to two million Alcon common shares to satisfy the exercise of stock options granted under the 2002 Alcon Incentive Plan. The Company completed its acquisition of these shares in March 2004. In February 2004, the board authorized the purchase of up to an additional four million common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees.

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of $1.3 and $0.2 in the three-month periods ended March 31, 2004 and 2003, respectively.

Under the 2002 Alcon Incentive Plan, the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of Alcon and the grant of common stock options to any person who elected to make the conversion. See note 9 for additional information about this grant.

On February 11, 2004, the Company’s board of directors approved the grant to certain employees of incentive options to purchase approximately 4.1 million Alcon common shares at $63.32 per share (the closing market price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in February 2007 and expire in February 2014.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the “fair value” recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” in accounting for the plan.

Three months ended March 31,
	2004	2003
Net earnings, as reported	$ 191.0	$ 130.2
Deduct: Total stock-based employee compensation expense
determined under the "fair value" method for all
awards, net of related tax benefits	(10.7)	(7.1)

Proforma net earnings	$ 180.3	$ 123.1

Earnings per common share:
Basic - as reported	$ 0.62	$ 0.42

Basic - proforma	$ 0.59	$ 0.40

Diluted - as reported	$ 0.61	$ 0.42

Diluted - proforma	$ 0.58	$ 0.40

(9) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by Alcon’s board of directors administers the plan. Plan payments were $9.0 for 2003. The plan’s liability was $16.0 and $24.6 at March 31, 2004 and December 31, 2003, respectively, which is included in other current liabilities and other long term liabilities in the accompanying condensed consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the unfunded 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at March 31, 2004 and December 31, 2003, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, Alcon’s board of directors adopted the Alcon Executive Deferred Compensation Plan (“DCP”). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives’ deferral elections to be held and owned by the Company in a Rabbi trust. During the three-month periods ended March 31, 2004 and 2003, certain executives elected to defer $4.5 and $3.1 of compensation, respectively, which is included in other long term liabilities in the accompanying condensed consolidated balance sheets.

Additionally, as of March 31, 2004 and December 31, 2003, 159,554 and 87,033 common shares, respectively, have been deferred into the DCP. These shares were reflected as outstanding and were included in the applicable basic and diluted earnings per share calculations.

(10) Pension and Postretirement Benefits

        Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits
Three months ended March 31,	2004	2003	2004	2003
Service cost	$ 3.7	$ 3.6	$ 2.2	$ 2.5
Interest cost	3.6	3.3	2.7	2.9
Expected return on plan assets	(0.1)	(0.1)	(1.7)	(1.5)
Prior service cost amortization	(0.2)	--	0.1	0.1
Recognized actuarial loss	0.8	0.9	0.5	0.7

Total	$ 7.8	$ 7.7	$ 3.8	$ 4.7

The Company expects that during 2004 that it will make $9.3 in payments to retirees for the unfunded pension plans.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 2004 compared to three months ended March 31, 2003

The following discussion compares operations for the three months ended March 31, 2004 to operations for the three months ended March 31, 2003.

Global Sales

Global sales increased 19.4% to $963.6 million in the three months ended March 31, 2004 from 2003. Of this increase, 6.4% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales would have grown by 13.0%, reflecting strong volume growth during the three months ended March 31, 2004.

	Three Months Ended March 31,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions)
Infection/Inflammation Products	$ 149.5	$ 126.1	18.6%
Glaucoma Products	127.8	101.6	25.8
Allergy Products	78.3	56.6	38.3
Otic Products	34.4	21.9	57.1
Other Pharmaceuticals/Rebates	(10.9)	(3.6)	N/M

Total Pharmaceuticals	379.1	302.6	25.3	4.8%	20.5%

Intraocular Lenses	142.0	117.6	20.7
Cataract/Vitreoretinal Products	286.1	240.8	18.8
Refractive Products	15.8	18.5	(14.6)

Total Surgical	443.9	376.9	17.8	7.9	9.9

Contact Lens Disinfectants	75.3	70.1	7.4
Artificial Tears	34.5	28.4	21.5
Other	30.8	29.1	5.8

Total Consumer Eye Care	140.6	127.6	10.2	5.8	4.4

Total Global Sales	$ 963.6	$ 807.1	19.4	6.4	13.0

N/M - Not Meaningful

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales growth was led by sales of our pharmaceutical products, which increased 25.3% (20.5% in constant currency) in the three months ended March 31, 2004. Sales of key products reflected volume gains in most major therapeutic categories.

In May 2003, we launched VigamoxTM ophthalmic solution, a fourth generation fluoroquinolone. Since the launch of to VigamoxTM , physicians in the U.S. have rapidly adopted the product and are switching to the fourth generation fluoroquinolone from third generation products. Our overall combined sales of fluoroquinolone anti-infectives in the U.S grew over 40% in the three months ended March 31, 2004.

Among our glaucoma products, Travatan® ophthalmic solution continued its expansion in the global market with a 58.0% increase in sales for the three months ended March 31, 2004. Another glaucoma product, Azopt® ophthalmic suspension, posted a 55.3% sales increase during the same period.

Within the allergy products, Patanol® ophthalmic solution sales grew 41.9% in the three months ended March 31, 2004.

Our offering of otic products achieved the strongest growth rate within the pharmaceutical line. Sales of Ciprodex otic suspension, following its July 25, 2003 approval by the U.S. Food and Drug Administration (FDA), were responsible for the increase in sales of otic products during the most recent quarter. (Ciprodex is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

Global sales of our surgical products grew 17.8% (9.9% in constant currency) to $443.9 million in the three months ended March 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, accounted for the growth.

Sales of intraocular lenses increased 20.7% in the three months ended March 31, 2004. This increase included sales of Acrysof® Natural intraocular lenses. The AcrySof® Natural, approved by the FDA on June 24, 2003, is the first foldable ultraviolet (UV) and blue light-filtering intraocular lens on the market in the U.S. and is designed to approximate the light filtration properties of a healthy human lens.

In August 2003, we began selling the InfinitiTM vision system, our next generation lens removal system. The improved fluidics and tri-modal options available on the InfinitiTM have found significant interest with eye care professionals. This product generated more sales than any of our other surgical equipment products during the first quarter of 2004.

Sales of our refractive products declined by 14.6%. Technology fees related to the use of Alcon's CustomCornea® wavefront system, which was approved by the FDA in October 2002, increased total refractive technology fees in 2004 over 2003. However, sales of refractive equipment declined in 2004 from 2003, as 2003 equipment sales were affected by the sale of LADARWave® wavefront aberrometers to our existing LADARVision® customers.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 10.2% (4.4% in constant currency) to $140.6 million in the three months ended March 31, 2004.

Sales of our contact lens disinfectants grew by 7.4% in the three months ended March 31, 2004 compared to 2003, due primarily to improved sales of OPTI-FREE® EXPRESS® multipurpose disinfecting solution, which increased by 11.5%. Lower sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 21.5% over the same period. Higher sales of Systane® lubricant eye drops, which began shipment in February 2003, accounted for approximately one-third of the growth. Strong performance by Tears Naturale® lubricant eye drops and Bion® Tears lubricant eye drops provided the remaining growth.

Geographic Sales

	Three Months Ended March 31,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency
	(in millions)
United States:
Pharmaceutical	$235.6	$192.9	22.1%	--%	22.1%
Surgical	180.6	166.7	8.3	--	8.3
Consumer Eye Care	68.5	66.9	2.4	--	2.4

Total United States Sales	484.7	426.5	13.6	--	13.6

International:
Pharmaceutical	143.5	109.7	30.8	13.1	17.7
Surgical	263.3	210.2	25.3	14.2	11.1
Consumer Eye Care	72.1	60.7	18.8	12.2	6.6

Total International Sales	478.9	380.6	25.8	13.5	12.3

Total Global Sales	$963.6	$807.1	19.4	6.4	13.0

United States Sales

Sales in the United States increased 13.6% to $484.7 million in the three months ended March 31, 2004.

Pharmaceutical

Sales of pharmaceutical products led U.S sales growth in the three months ended March 31, 2004 with an increase of 22.1% over 2003. Sales of key products reflected volume gains in most major therapeutic markets. A portion of these volume gains was reflected in increased inventories of our distributors, as they increased purchases under preexisting contractual terms.

Since the launch of VigamoxTM in May 2003, this fourth generation fluoroquinolone has continued to increase in market share. Physicians have rapidly converted to VigamoxTM  from third generation fluoroqinolones, including Ciloxan®, whose patent expires in June 2004, to take advantage of this fourth generation anti-infective. Our overall combined sales of the fluoroquinolone products have increased over 40% in the three months ended March 31, 2004.

Among our glaucoma products, Travatan® continued its expansion in the U.S. market with a 50.8% increase in sales for the three months ended March 31, 2004. Within the allergy products, Patanol® sales grew 36.9% in the three months ended March 31, 2004.

Our offering of otic products achieved the strongest growth rate within the pharmaceutical line. Sales of Ciprodex otic suspension, launched in the second quarter of 2003, were responsible for the increase in sales of otic products.

Surgical

Sales in the U.S. of our surgical products totaled $180.6 million in the three months ended March 31, 2004, an 8.3% increase over 2003.

Sales of our cataract and vitreoretinal products increased 9.4% in the U.S. during the three months ended March 31, 2004. Sales of intraocular lenses increased 12.3% during the same period. This increase included sales of Acrysof® Natural intraocular lenses, which were not introduced in the U.S. until the third quarter of 2003.

In August 2003, we began selling the Infiniti™ vision system, our next generation lens removal system. This product generated more sales than any of our other surgical equipment products during the first quarter of 2004. Surgeons have recognized the benefits of the advanced fluidics on the Infiniti™ and have become interested in the opportunity presented by the AquaLase® surgical technology.

Sales of our refractive products declined by 3.6%. Technology fees related to the use of Alcon’s CustomCornea® wavefront system, which was approved by the FDA in October 2002, increased total refractive technology fees in the three months 2004 over 2003. However, sales of refractive equipment declined in the three months ended March 31, 2004 from 2003, as 2003 equipment sales benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® customers.

Consumer Eye Care

Our consumer eye care sales grew 2.4% in the U.S. during the three months ended March 31, 2004 to $68.5 million. Sales of our contact lens disinfectants were up 0.8% in the three months ended March 31, 2004 compared to 2003 with sales of OPTI-FREE® EXPRESS® increasing by 5.7%.

Our line of artificial tears products grew 14.7% in the U.S. over the same period. Systane® our new proprietary dry eye product was launched in the U.S. during the first quarter of 2003. The increased sales of Systane® were offset in part by lower sales of the older Tears Naturale® product line in the U.S.

International Sales

Sales outside the United States increased 25.8% (12.3% in constant currency) to $478.9 million in the three months ended March 31, 2004. The strengthening of foreign currencies, particularly the European euro and the Japanese yen against the U.S. dollar, was primarily responsible for the favorable impact of currency exchange rates.

Pharmaceutical

Sales for our pharmaceutical products outside the United States registered strong growth of 30.8% (17.7% in constant currency), increasing to $143.5 million in the three months ended March 31, 2004.

Sales generated from our line of glaucoma products posted healthy growth of 43.2% in the three months ended March 31, 2004 compared to 2003. Sales of our newest glaucoma product, Travatan®, increased 68.0% in the three months ended March 31, 2004. In addition, Azopt® sales increased by 67.4%.

Patanol®, sold in Europe as Opatanol® ophthalmic solution, generated international sales representing a 124.3% increase over 2003. Opatanol® was first introduced in selected European markets during the three months ended March 31, 2003. During the three months ended March 31, 2004, we launched Opatanol® in Germany and France.

Within our infection/inflammation product line, sales of Tobradex® ophthalmic suspension and ointment continued to be strong, growing 25.1% in the three months ended March 31, 2004 over 2003.

Surgical

International sales of our surgical products increased 25.3% (11.1% in constant currency) to $263.3 million in the three months ended March 31, 2004. Our offering of intraocular lenses and other cataract and vitreoretinal products provided the growth.

In the three months ended March 31, 2004, cataract equipment sales increased by 51.7%, driven by the introduction of the Infiniti™. Intraocular lens sales increased by 24.6%, with additional sales performance from the AcrySof ® Natural lens, in the three months ended March 31, 2004.

Sales of our refractive products declined by 47.8%, due primarily to lower equipment sales, which did not significantly affect total international sales.

Consumer Eye Care

Sales of our consumer eye care products outside the U.S. grew 18.8% (6.6% in constant currency) to $72.1 million in the three months ended March 31, 2004.

Sales of our contact lens disinfectants were up 15.5% in the three months ended March 31, 2004 compared to 2003 with sales of OPTI-FREE® EXPRESS® increasing by 24.5%.

Artificial tears products grew 25.3% in the three months ended March 31, 2004 over 2003. The primary driver for this growth was our Tears Naturale® lubricant eye drops.

Gross Profit

Gross profit increased 21.7% to $673.8 million in the three months ended March 31, 2004 from $553.8 million in 2003. Gross profit increased as a percent of sales to 69.9% in the three months ended March 31, 2004 from 68.6% in 2003, mainly due to variations in product sales mix, lower manufacturing costs, higher 2003 startup costs related to the InfinitiTM vision system and the LADARWave® diagnostic device, and the impact of currency fluctuations on sales and cost of goods sold.

Operating Expenses

Selling, general and administrative expenses increased 10.1% to $290.8 million in the three months ended March 31, 2004 from $264.2 million in 2003. Selling, general and administrative expense as a percentage of sales improved to 30.2% from 32.7%. This improvement occurred due to the continued operating efficiencies gained from the Company’s global infrastructure and cost control. The first quarter of 2004 also benefited from the timing of certain selling and promotional expenses as compared to 2003. Also, certain direct-to-consumer television advertising expenses were incurred in the first quarter of 2003 (approximately $5.0 million) but were not incurred in the first quarter of 2004.

Research and development expenses increased 16.2% to $90.9 million (or 9.4% of sales) in the three months ended March 31, 2004 from $78.2 million (or 9.7% of sales) in 2003. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products.

Operating Income

Operating income increased 42.3% to $276.6 million in the three months ended March 31, 2004 from $194.4 million in 2003. This increase in 2004 reflects the increase in sales that significantly exceeded increases in cost of sales and operating expenses.

Interest and Other Expenses

Interest income increased 26.7% to $5.7 million in the three months ended March 31, 2004 from $4.5 million in 2003, primarily as a result of higher investment balances and higher short term investment rates in 2004. Interest expense decreased 40.2% to $7.0 million in the three months ended March 31, 2004 from $11.7 million in 2003 resulting from lower short term interest rates and reduced debt.

Income Tax Expense

Income tax expense increased 51.0% to $85.9 million in the three months ended March 31, 2004 from $56.9 million in 2003, mainly due to higher pre-tax earnings. The effective tax rate was 31.0% in the first three months of 2004, compared to 30.4% in the first three months of 2003 and 30.6% for the full year 2003. The effective tax rate increased primarily because 2003 income taxes included certain tax credits and benefits related to prior years.

The Company anticipates that, as early as the second quarter of 2004, it may resolve several significant tax audit issues relating to prior years. Also during the second quarter, the Company anticipates completion of a study for research and experimentation tax credits, which may result in the filing of amended federal income tax returns to claim such credits for prior years, as well as a tax credit claim on its 2003 return. As a result of these unique events, the Company may record, as early as the second quarter of 2004, a current tax benefit, in the aggregate, of as much as $45 million. Until these events occur, there can be no assurance that the Company will realize any of this aggregate potential benefit.

Net Earnings

Net earnings increased 46.7% to $191.0 million in the three months ended March 31, 2004 from $130.2 million in 2003. This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense.

Liquidity and Capital Resources

Cash and Debt

At March 31, 2004, Alcon reported cash and cash equivalents of $923.2 million, total debt of $1,290.4 million and consolidated shareholders’ equity of $1,604.9 million. The net debt balance (total debt minus cash and cash equivalents) increased $42.9 million during the three-month period to $367.2 million. The Company continued to generate significant cash flow from operations, but used $162.0 million to purchase treasury shares as discussed below.

Management believes that the evolution of net debt is important to understanding the Company’s cash flow generation and overall financial health. Investors should also note that large balances of cash and cash equivalents are held in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net debt is calculated as follows:

	March 31, 2004	December31, 2003
	(in millions)
Short term borrowings	$1,214.4	$1,326.8
Current maturities of long term debt	4.2	8.5
Long term debt	71.8	75.0

Total debt	1,290.4	1,410.3
Less: Cash and cash equivalents	923.2	1,086.0

Net debt	$ 367.2	$ 324.3

Cash Flow and Liquidity

In the three months ended March 31, 2004, the Company generated operating cash flow of $190.8 million. Net cash used in investing activities in the three months ended March 31, 2004 was $62.7 million, including $34.8 million of capital expenditures.

Most of the operating cash flow was used to reduce short term borrowings, for capital expenditures, including improvements in our manufacturing facilities and certain new construction, and for the purchase of Alcon common shares. During this period, the Company acquired 2,596,900 treasury shares at a cost of $162.0 million to satisfy future exercises of stock options granted to employees.

Alcon expects to meet its current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient, even if sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of March 31, 2004, the Company had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of March 31, 2004, $928.1 million of the commercial paper was outstanding at an average interest rate of 1.0% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate on a portion of the outstanding amount at an average rate of 2.77%, which was based on a two year rate at the time of initiation of the hedge.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($49.9 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $317.9 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2004, $104.2 million was outstanding under these credit facilities. Alcon’s subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $618.6 million under which there was an aggregate outstanding balance of $182.1 million at March 31, 2004. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.2% at March 31, 2004.

Other Financing Activities

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, proposal by our board of directors, and ultimately approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2003 operations of CHF 0.72 per common share, or approximately $0.55 per common share, totaling an estimated $169 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on April 27, 2004, will be paid on or about May 14, 2004.

Cash and Investment Availability

At March 31, 2004, we had $923.2 million in cash, cash equivalents, and investments, a $162.8 million decrease from December 31, 2003. This decrease reflects the use of cash primarily for the repurchase of Alcon common shares. Our cash and investment availability are appropriate for our liquidity requirements.

Market Risks

Interest Rate Risks

Because we have previously financed and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks. At March 31, 2004, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the U.S. to represent in the aggregate approximately 15% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $500,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 17 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We primarily use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of one to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of March 31, 2004, a 10% appreciation in currency exchange rates from the prevailing market rates would have increased our pre-tax earnings by approximately $3.2 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $3.2 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding losses or gains, respectively, of the underlying receivable or payable being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At March 31, 2004, the financial instruments outstanding are as follows:

o	$3.7 million equivalent notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from intercompany receivables denominated in Great Britain pounds in our Swiss affiliate.

o	$71.0 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from intercompany payables denominated in U.S. dollars in our Swiss affiliate.

o	$10.5 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis.

o	$1.5 million equivalent notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from intercompany receivables denominated in Australian dollars in our Swiss affiliate.

o	$23.0 million equivalent notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from intercompany receivables denominated in Japanese yen in our Swiss affiliate.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of March 31, 2004, approximately 1.7% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 85.9% of our short term floating rate debt at March 31, 2004. The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have decreased our pre-tax earnings by $1.7 million and a one percentage point decrease in short term interest rates would have increased our pre-tax earnings by $1.7 million. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument. In July 2002, we entered into two separate two-year pay fixed, receive floating interest rate swaps with a total notional amount of $50 million. The swaps effectively converted a portion of our floating rate commercial paper borrowings to fixed rate using a 3-month LIBOR interest rate swap.

At March 31, 2004, the fair value of the interest rate swaps was $1.1 million. The fair values of the interest rate swaps are based on market data including the relevant interest rates at March 31, 2004.

ITEM 4. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the three month period ended March 31, 2004 made by or on behalf of Alcon or any “affiliated purchaser,” of its common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number Of Shares Purchased As Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to 31, 2004	706,500	$60.22	706,500	514,900
February 1 to 29, 2004	370,000	64.05	370,000	4,144,900
March 1 to 31, 2004	1,520,400	62.93	1,520,400	2,624,500

Total	2,596,900	62.36	2,596,900	N/A

(a) Based on settlements occurring within the month.
(b) No shares were purchased other than through a publicly announced plan or program.
(c) In addition to the purchases disclosed in this table, during 2004 Alcon also acquired 4,660 treasury shares from forfeitures of restricted shares by employees who terminated employment with Alcon before vesting in such shares.
(d) On November 6, 2002, Alcon filed a report on Form 6-K that disclosed that Alcon's board of directors authorized the purchase of up to 2,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. The Company completed its acquisition of these shares in March 2004.

On February 11, 2004, Alcon's board of directors approved the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in open market transactions.
(e) At March 31, 2004, Alcon had committed in the open market to purchase 177,200 Alcon common shares at an average price per share of $62.95 that did not settle until April 2004. These transactions were not included in any of the purchases shown in the table above.

ITEM 5. EXHIBIT

Exhibit 99.1 - Guarantee Fee and Commercial Paper Program Services Agreement

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. Cipro and Ciprodex are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc. (Registrant)
Date March 22, 2004	By /s/ Guido Koller Name: Guido Koller Title: Senior Vice President
Date March 22, 2004	By /s/ Stefan Basler Name: Stefan Basler Title: Attorney-in-Fact